Exhibit 1.A. (11)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

PRIME PLAN I, PRIME PLAN II, PRIME PLAN III, PRIME PLAN IV, PRIME PLAN VI,

PRIME PLAN 7, DIRECTED LIFE, DIRECTED LIFE 2

(PART II EXHIBIT)

Description of

Transamerica Life Insurance Company’s

(formerly, Merrill Lynch Life Insurance Company)

Issuance, Transfer and Redemption Procedures

for Policies Pursuant to

Rule 6e-2(b) (12) (ii)

This document sets forth the administrative procedures that will be followed by Transamerica Life Insurance Company (“TLIC”) in connection with the issuance of its Variable Life Insurance Policy (“Policy”) issued through the Merrill Lynch Life Variable Life Separate Account II (“Account”), the transfer of assets held under the Policies, and the redemption by owners of their interests in said Policies.

I.    PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

A.    PREMIUM RATE STRUCTURE AND UNDERWRITING STANDARDS

Premiums for TLIC’s Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays a premium commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform premium for all insureds, there will be a single price for all insureds of the same age and sex in a given risk classification.

The Policy will be offered and sold pursuant to an established premium rate structure and underwriting standards in accordance with state insurance laws. The prospectus specifies premiums for illustrative ages. In addition, the premium to be paid by an owner will be specified in the Policy.

B.    APPLICATION AND PREMIUM PROCESSING

When a completed application is received, TLIC will follow certain insurance underwriting (I.E. evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may require that further information be provided by the proposed insured before a determination can be made.

The date on which a Policy is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Policies. The net single premium plus the policy loading will be credited to TLIC’s Account and the benefits will begin to vary with investment experience on the later of the issue date and the date the single premium is received. TLIC may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $100,000 prior to the policy’s issue date, provided the premium has been paid.

The policy date is the date used to determine the policy years and anniversaries. As provided for under state insurance law, the policyholder,

to preserve insurance age, may determine the policy date. In no case may the policy date be more than six months prior to the issue date.

C.    REPAYMENT OF LOAN

A loan under TLIC’s Policies may be repaid while the insured is living and the Policy is in force by paying an amount equal to the monies borrowed plus 5 1/4% interest compounded annually. Upon repayment of a policy loan, transfers will be made from the general account to the Account in an amount equal to the repaid loan. An owner may designate the investment divisions to which the repayment will be made.

II.    TRANSFERS AMONG INVESTMENT DIVISIONS

The Account currently has 20 investment divisions, 9 of which invest in shares of a corresponding fund of the BlackRock Variable Series Funds, Inc.; 7 of which invest in shares of a corresponding fund of the BlackRock Series Fund, Inc.; 1 of which invests in shares of a corresponding fund of the AllianceBernstein Variable Product Series Fund, Inc.; 2 of which invest in shares of a corresponding fund of the Invesco Variable Insurance Funds; and 1 of which invests in shares of a corresponding fund of the MFS Variable Insurance Trust, (together the “Series Funds”). The Series Funds are each registered under the 1940 Act as open end investment companies. The owner may transfer among the investment divisions up to five times a year. Allocations can be made into as many as five divisions at any time.

III.    “Redemption Procedures”:

SURRENDER AND RELATED TRANSACTIONS

A.    SURRENDER FOR CASH VALUES

An owner of a policy may surrender the Policy for its net cash value at any time while the insured is living. The surrender is effective on the date the policyholder transmits the request to TLIC. TLIC will pay a net cash value on surrender based on the next computed value after a request is received at the Service Center. The net cash value will be paid within seven days after receipt, at TLIC’s Variable Life Service Center, of the Policy and a signed request for surrender. Computations with respect to the investment experience of the Account will be made at the close of trading on the New York Stock Exchange on any day the New York Stock Exchange is open for trading and any day in which there is sufficient trading in portfolio securities of the Funds or the Trust such that the net value of the assets of an investment division might be materially affected.

The net cash value of a Policy equals the cash value less any outstanding policy loan, including any accrued interest. The cash value at the end of a policy year is equal to the reserve for that Policy. The cash value between policy anniversaries may increase or decrease daily depending on the investment experience of the divisions in which the investment base for the Policy is vested. No minimum amount of cash value is guaranteed.

The initial cash value will be the net premium, which is the single premium less the charges set forth in the prospectus.

The cash value on a date during a policy year, assuming no policy loans, will be calculated by taking the cash value at the end of the preceding year,

adding the actual return for the Policy applied to the investment base, and then subtracting the charge for the cost of insurance protection provided since the end of the preceding year. The investment base will include any unrecovered policy loading. During the first 10 policy years the investment base (the amount that a Policy provides for investment) will exceed the Policy’s cash value (the amount available to the owner) by the amount of any unrecovered loading. On Policy anniversaries after the tenth, the investment base will equal the cash value.

TLIC will make the payment of the net cash value out of its general account and, at the same time, transfer assets from the Account to its general account in an amount equal to the investment base applicable to the Policy held in the Account.

In lieu of receiving the net cash value in a single sum, upon surrender of a Policy, the owner may elect to apply the net cash value under one of the income plans described in the Policy. The income plans are subject to the restrictions and limitations set forth in the Policy.

B.    DEATH CLAIMS

TLIC will pay a death benefit to the beneficiary within seven days after receipt at its Variable Life Service Center of the Policy, due proof of death of the insured, and all other requirements necessary to make payment.

On each Policy anniversary, TLIC will determine the Variable Insurance Amount to take into account the investment experience of the designated investment divisions during the previous policy year. The death benefit during a policy year will equal the sum of the Guaranteed Insurance Amount, plus the Variable Insurance Amount (established at the beginning of the Policy year), if positive. The death benefit will never be less than the Guaranteed Insurance Amount. The amount of the death benefit determined at the beginning of the policy year will remain the same for the remainder of the year.

The proceeds payable to the beneficiary will be adjusted to reflect any insurance benefits added by rider and any outstanding policy loans, including any accrued interest. The proceeds payable on death also reflect interest from the date of death to the date of payment.

TLIC will make payment of the death benefit out of its general account, and will transfer the investment base out of the Account.

In lieu of payment of the death benefit in a single sum, an income plan may be elected as described above with respect to cash values.

C.    POLICY LOAN

The owner may borrow up to 75% of a Policy’s cash value during policy years 1 through 3 and 90% thereafter. The cash value for this purpose will be the cash value computed on the date a proper request for a loan is received by TLIC. Payment of the loan from TLIC’s general account will be made to the policyholder within seven days of receipt. Interest accrues daily at an effective annual rate of 5 1/4% compounded on each policy anniversary. The smallest loan is generally $1,000. The owner may repay all or a portion of any loan and accrued interest while the insured is living and the Policy is in force. With a proper written request to TLIC, an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made.

When a loan is taken out, a portion of the cash value equal to the loan is transferred from the Account to TLIC’s general account, and repayment of a loan will result in a transfer back to the Account. Unless designated otherwise by the owner, loans and any repayments will be allocated among the investment divisions of the Account based upon the investment base in each investment division as of the date the loans or the repayments are made. The amount maintained in the general account will not be credited with the return earned by the Account during the period the loan is outstanding. Instead, interest will be credited daily at an effective annual rate of 4 1/2% compounded daily. Therefore, a Policy’s death benefit above the guaranteed minimum and a Policy’s cash value are permanently affected by any loan whether or not repaid in whole or in part.

The amount of any outstanding loan plus loan interest is subtracted from the death benefit or the cash value on payment.

Whenever the then outstanding loan plus loan interest exceeds the cash value, the Policy terminates 31 days after notice has been mailed by TLIC to the owner and any assignee of record at their last known addresses, unless a repayment of the amount in excess of the cash value is made within that period.

IV.    INCREASE IN GUARANTEED INSURANCE AMOUNT

Subject to state availability and TLIC’s rules, a policy owner may make a payment to increase the Guaranteed Insurance Amount of an in force policy. Evidence of insurability will ordinarily be required.

The payment (net of certain charges) will be allocated to the division investing in the Money Reserve Portfolio on the business day next following receipt. Once the underwriting is completed and TLIC accepts the payment, the amount applicable to the payment in the division investing in the Money Reserve Portfolio will be allocated as of the date the underwriting is completed either according to the owner’s instructions or, if no instructions have been received, proportionately to the investment base in each division.

Once underwriting is completed and TLIC accepts the payment, the acceptance will be effective as of the next business day following receipt of the payment and the application with any evidence of insurability that TLIC may require.